

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

January 22, 2010

Nicholas D. Gerber
United States Commodity Funds LLC
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

> **Re:** **United States Commodity Index Funds Trust**
> **Registration Statement on Form S-1**
> **Filed December 24, 2009**
> **File No. 333-164024**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm to us that you have filed this registration statement with the National Futures Association for review.

2. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

3.   Please disclose whether there are any limits on your ability to make investments other than commodity-related investments.

4.   We note disclosure on the prospectus cover page stating that USCI is not a registered investment company. Considering that you may hold investments other than futures contracts and Treasury obligations, please tell us how you will structure your business so that you will not be an investment company subject to regulation under the 1940 Act.

Front Cover Page of the Registration Statement

5.   Please tell us why you have registered units of United States Commodity Index Funds Trust. Your disclosure in the prospectus indicates that you intend to register units of United States Commodity Index Fund, as series of the Trust.

6.   Please revise the registration statement to include the number of units that you reasonably expect to offer and sell in the next two years. We note that currently you have registered only 1,000 units even though a basket consists of 100,000 units. Refer to Rule 415(a)(2) of Regulation S-K.

Cover Page of Prospectus

7.   The second paragraph on the cover page of the prospectus presents information about the offering, the registrant and the Index that does not appear elsewhere in the prospectus. Please move this information from the cover page to the main body of the prospectus.

8.   Please disclose the offering price Authorized Purchasers will pay following the initial purchase of the creation units by the initial Authorized Purchaser and the price at which Authorized Purchasers will offer the units to the public. Please also include disclosure regarding price the Authorized Purchasers will offer the units to the public in the "What is the Plan of Distribution?" section.

9.   Please revise the third paragraph to disclose the date you expect the offering to be completed. Refer to Item 501(b)(8) of Regulation S-K, which requires you to disclose the date the offering will end. In addition, please note that generally you not permitted to use this registration statement for more than three years beyond the initial effective date. Refer to Rule 415(a)(5).

10.   We note the disclosure stating that the offering may be temporarily suspended if no suitable investments are available. Please provide us with an analysis of whether resumption of the offering following a temporary suspension should be viewed as a delayed offering for purposes of Rule 415 and, if so, how you would comply with the restrictions on delayed offerings.

Prospectus Summary

Overview of USCI, page 1

11.   We note that USCI will seek to track the performance of the Index, and that the Index is comprised of 14 futures contracts. We also note disclosure in the second paragraph stating that USCI may invest in other commodity interests, such as options on futures contracts, forward contracts, swap contracts, and other over-the-counter transactions. Please revise to explain why the sponsor would ever select investments other than the futures contracts that comprise the Index. Also, please disclose whether there are any limits on your sponsor's ability to make investments other than futures contracts or commodity-related investments.

The Offering, page 8

12.   Disclosure under the headings "Registration Clearance and Settlement," "Fund Expenses" and "Termination Events" is dense and difficult to follow because you have embedded lists of information into a single paragraph. Please revise to remove the embedded lists. Instead, consider using bullet points or some other format to more clearly present this information. See Rule 421(b) of Regulation C.

What Are The Risk Factors Involved With An Investment in USCI?, page 12

13.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- While USCI does not intend to take physical delivery …, page 15;

- There are no independent advisers representing USCI investors, page 19; and

- The financial markets have recently been in a period of …., page 22.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Changes in USCI's NAV may not correlate with changes in the level of its corresponding Index …, page 12

14.   As you do on page 2 of the prospectus, please disclose in this risk factor that the average daily change in your NAV could be as much as 10% higher or lower than the average daily change in the Index.

USCI has no operating history so there is no performance history to serve …, page 17

15.   This risk factor contains detailed information regarding the Sponsor's past performance that is irrelevant to the risk being described and obscures the risk. Please revise to remove this mitigating language.

The net asset value calculation of USCI may be overstated or understated, due to the valuation method employed…, page 21

16.   Please expand this risk factor to address the risks and uncertainties associated with valuing over-the-counter investments.

The Index reflects commodities in the energy, precious metals, industrial …, page 24

Precious metal commodities, page 25

17.   Please disclose specific risks associated with precious metals as you have done with each of the other sectors.

USCI may be subject to liquidity risk with respect to its …, page 27

18.   We note your disclosure regarding over-the-counter contracts. Please explain in greater detail the liquidity risk that USCI may be subject to regarding over-the-counter contracts.

The Offering, page 29

Who is the Sponsor, page 29

19.   You use the term "General Partner" without defining it. Please define this term and explain the relationship between you and the General Partner.

Compensation and Fees to the Sponsor, page 34

20.   Please revise to explain in more detail how you will calculate the management fee.

Prior Performance of the Sponsor and Its Affiliates, page 34

21.   Please expand the disclosure to also state the aggregate number of baskets redeemed during the life of each fund.

What is the Index?, page 54

22.   Please revise to clarify the meaning of the term "rules-based" in the first paragraph.

23.   You disclose the six commodity sectors for the Index: grains, precious metals, industrial metals, livestock, softs and energy. For each of these six, please briefly describe what comprises each of these sectors as you have done in the Risk Factors section on pages 24 to 26.

24.   Refer to the hypothetical performance charts beginning on page 60. Please expand the introductory paragraphs to more clearly explain how you calculated the hypothetical performance information and clarify why actual historical performance information for the Index is not available. Explain what is measured by each of the line items in the comparison chart at the top of page 61. Also, please clarify that actual results of USCI will be reduced by fees paid to the manager and no such fees are included in the total returns of the Index.

Composition of the Index, page 57

25.   We note your disclosure of the sector weights of the commodities selected for inclusion in the Index as of September 30, 2009. We also note that the Index is rebalanced during the last four business days of each calendar month. Please update your disclosure to reflect the composition of the Index as of the most recent date practicable. Confirm that you will similarly update the information to be included in your final prospectus.

26.   We note that SummerHaven Indexing will determine and publish the composition of the Index and its value on any given day. Please reconcile this disclosure with the statement on the prospectus cover page, which indicates that Bloomberg will calculate and publish the Index.

Commodity Selection, page 57

27.   You state that commodities are selected for inclusion in the Index for the next month using "observable price signals." Please describe the observable price signals that are used and how such price signals are used in determining the commodities that are selected for the Index.

USCI's Investments in Treasury Securities, Cash and Cash Equivalents, page 63

28.   Please provide a more detailed description of USCI's obligation to fund margin payments, both the initial margin obligations and variation or maintenance margin requirements. Briefly explain how variation margin requirements may change and

how you will satisfy any margin calls or requests to post more collateral from a broker or counterparty.

Contractual Obligations, page 76

29. Please tell us whether you will have a written agreement with your sponsor governing the rights and obligations of USCI and the sponsor, including the payment obligations you have described here. If so, please revise to briefly describe the material terms of that agreement and file the agreement as an exhibit to the registration statement.

What are the Trading Policies of USCI?, page 63

Leverage, page 63

30. As you disclose in the Risk Factors section on page 26, please also describe the concept of "leverage" here and disclose that while the Sponsor does not intend to leverage USCI's assets, it is not prohibited from doing so under the Trust Agreement.

Calculating NAV, page 68

31. Please revise to explain in more detail how the Administrator will determine the value of USCI investments that are not contracts traded on a futures exchange. Also, please clarify why fluctuations in these values will not be reflected in the intraday indicative fund values.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74

Contractual Obligations, page 76

32. Refer to the third paragraph in this subsection. Please revise to disclose the basis for the calculation of fees and expenses. For example, you state that futures commission merchant fees are estimated to be [__]% annually, but do not disclose the basis for calculating this percentage.

Exhibit 16. Exhibits and Financial Statement Schedules, page II-3

33. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Nicholas D. Gerber
United States Commodity Funds LLC
January 22, 2010
Page 7

34.   Please explain to us why you intend to file certain "form of" agreements instead
        of final, definitive agreements.

Signatures

35.   Please confirm to us, if true, that the Chief Financial Officer also serves as your
        controller or principal accounting officer. If so, revise the signature page in your
        next amendment to reflect Mr. Mah's additional title. Please note that the
        registration statement must be signed by both the principal financial officer and
        the controller or principal accounting officer if they are not the same person.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking
  any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated
  authority, in declaring the filing effective, does not relieve the company from
  its full responsibility for the adequacy and accuracy of the disclosure in the
  filing; and

- the company may not assert staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission or
  any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James M. Cain, Esq.